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Exhibit 12.1

Cephalon, Inc.
Computation of Ratios of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Determination of earnings:
Pre-tax income (loss) from continuing operations	$130,314	$(28,184)	$(245,118)	$238,254	$(68,419)
Add:
Amortization of interest capitalized in current or prior periods	—	—	—	52	98
Fixed charges	31,191	25,623	30,985	28,171	28,960

Total earnings	$161,505	$(2,561)	$(214,133)	$266,477	$(39,361)

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	28,905	22,186	25,235	18,922	19,833
Appropriate portion of rentals	2,286	3,437	5,750	9,249	9,127

Fixed charges	31,191	25,623	30,985	28,171	28,960

Capitalized interest	—	—	1,044	1,766	768
Total fixed charges	$31,191	$25,623	$32,029	$29,937	$29,728

Ratio of earnings to fixed charges(1)	5.18	—	—	8.90	—

Deficiency of earnings to fixed charges	—	28,184	246,162	—	69,089

(1)
For the years ended December 31, 2004, 2005 and 2007, no ratios are provided because earnings were insufficient to cover fixed charges.

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  Exhibit 12.1
Cephalon, Inc. Computation of Ratios of Earnings to Fixed Charges (In thousands)